Exxon Mobil Corporation

Patrick T. Mulva

5959 Las Colinas Boulevard

Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

June 11, 2007

Ms. Jill S. Davis

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:

Exxon Mobil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 28, 2007

Response letter dated May 10, 2007

File No. 1-2256

Dear Ms. Davis:

On behalf of Exxon Mobil Corporation, please find enclosed our responses to your comments regarding the above filing set forth in your letter of May 29, 2007.  Our responses are numbered to correspond to the numbered comments in your letter.

We also acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of our responses, please direct any questions to Mr. David Levy, Financial Reporting Manager, at 972-444-1290.

Very truly yours,

By:

/s/ Patrick T. Mulva

----------------------------------------

Name:

Patrick T. Mulva

Title:

Vice President and Controller

Attachment

c:

Jenifer Goeken

Mark Wojciechowski

ExxonMobil’s Response to the

Comments Included in the SEC Letter of May 29, 2007

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.

In your next response letter to us, please provide the representations requested at the end of our comment letter.

The requested representations have been included in the cover letter.

Supplemental Information on Oil and Gas Exploration and Production Activities, page 83

Oil and Gas Reserves, page 87

2.

Please expand your disclosure to clarify the purpose of the reserve disclosures to enable investors to better understand the limitations that you have identified with reserve quantities calculated using December 31 prices and costs.  Specifically, balance your disclosure to explain why year-end prices are prescribed for reserves estimation.

We will expand our disclosure on oil and gas reserves in future filings with the Commission as follows (changes noted in bold type):

Beginning in 2004, the year-end reserves volumes as well as the reserves change categories shown in the following tables are calculated using December 31 prices and costs.  These reserves quantities are also used in calculating unit-of-production depreciation rates and in calculating the standardized measure of discounted net cash flow.  We understand that the use of December 31 prices and costs is intended to provide a point in time measure to calculate reserves and to enhance comparability between companies.

(New paragraph) Regulations preclude the Corporation from showing in this document, however, the reserves that are calculated in a manner that is consistent with the basis that the Corporation uses to make its investment decisions.  The use of year-end prices for reserves estimation introduces short-term price volatility into the process since annual adjustments are required based on prices occurring on a single day.  The Corporation believes that this approach is inconsistent with the long-term nature of the upstream business where production from individual projects often spans multiple decades.  The use of prices from a single date is not relevant to the investment decisions made by the Corporation and annual variations in reserves based on such year-end prices are not of consequence to how the business is actually managed.